CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Annual Report on Form 40-F (the "Annual Report") of Hive Blockchain Technologies Ltd. (the "Company") of our report dated June 29, 2023, relating to the Company's consolidated financial statements for the years ended March 31, 2023 and 2022 which are filed as an exhibit to the Annual Report.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 29, 2023